UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A/A
(Amendment No. 1)
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

ORBIMAGE HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	20-2759725 (I.R.S. Employer Identification No.)
21700 Atlantic Boulevard
Dulles, VA 20166
(703) 480-7500
(Address of principal executive offices)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, par value $.01 per share	The NASDAQ Stock Market LLC
     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
     Securities Act registration statement file number to which this form relates (if applicable): None
     Securities to be registered pursuant to Section 12(g) of the Act: None.

Explanatory Note
This Amendment No. 1 on Form 8-A/A to the Registrant’s Form 8-A filed on September 12, 2006, is being filed solely to provide the signature inadvertently omitted from its previous filing.
Item 1. Description of Registrant’s Securities to be Registered.
General Background
     ORBIMAGE Holdings Inc., a Delaware corporation (the “Registrant”), is authorized to issue 30 million shares consisting of 25 million shares of common stock, par value $0.01 per share, and 5 million shares of preferred stock, par value $.01 per share. The Company has designated 1,000 of its preferred shares as Series A Preferred Stock (as described below). As of August 21, 2006, there were 17.48 million shares of common stock outstanding and 1,000 shares of Series A Preferred Stock outstanding. Shares of no other preferred class of stock are outstanding.
Common Stock
     The shares of common stock are currently registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to the Registrant’s Form 10 Registration Statement, filed with the Securities and Exchange Commission on September 10, 2004, as amended by its (i) first amended Form 10 on Form 10/A, filed on December 1, 2004, (ii) second amended Form 10 on Form 10/A, filed on January 4, 2005, (iii) third amended Form 10 on Form 10/A, filed on January 11, 2005, and (iv) fourth amended Form 10 on Form 10/A, filed on January 27, 2005.
     The Registrant’s Certificate of Incorporation does not prohibit the Registrant from issuing non-voting equity securities nor does it contain any redemption or sinking fund provisions. All of the Registrant’s outstanding shares of common stock are validly issued, fully paid and non-assessable. Subject to the rights of holders of any class of preferred shares outstanding, the holders of common stock are entitled to such dividends (whether payable in cash, property or capital stock) as may be declared from time to time by the Registrant’s Board of Directors (the “Board”) from funds, property, or stock legally available therefore, and will be entitled after payment of all prior claims, to receive all of the Registrant’s assets upon the liquidation, dissolution, or winding up of the Registrant. Generally, holders of common stock have no redemption, conversion or preemptive rights to purchase or subscribe for the Registrant’s securities. Membership of the Board is not classified.
     The Registrant’s Bylaws require that its directors be elected by the majority of the votes cast with respect to such director in uncontested elections (i.e., the number of shares voted “for” a director must exceed the number of votes cast “against” that director). In a contested election (a situation in which the number of nominees exceeds the number of directors to be elected), the standard for election of directors is a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. If a nominee who is serving as a director in an uncontested election is not elected at the annual meeting, such director may not continue to serve on the Board as a “holdover director” (as permitted under Delaware law) and instead must offer to tender his or her resignation to the Board. In such a situation, the Registrant’s Nominating and Governance Committee must make a recommendation to the Board whether to accept or reject the resignation, or whether other action should be taken. The Board must then act on the Nominating and Governance Committee’s recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date the election results are certified. The director who tenders his or her resignation is not permitted to participate in the Board’s decision.

     Except as required by law, the holders of common stock are entitled to vote on all matters as a single class, and each holder of common stock is entitled to one vote for each share of common stock owned. Holders of common stock do not have cumulative voting rights. The Registrant’s common stock is not currently traded on any securities exchange. The Registrant’s application to have its common stock listed on The Nasdaq Global Market has been approved. However, there is no guarantee that an active and liquid trading market will develop.
Preferred Stock
     Subject to the provisions of the Registrant’s Certificate of Incorporation, the Certificate of Designation filed with the Secretary of State of Delaware on January 10, 2006 (the “Certificate of Designation”), and certain limitations prescribed by law, the Board has the authority, without further vote or action by the stockholders, to issue up to 5 million shares of preferred stock in one or more classes or series, including the Series A Preferred Stock described below, and to fix the designations, powers, preferences and relative participation, option or other special rights and qualifications, limitation or restrictions thereof, including the dividend rate, conversion or exchange rights, redemption price, and liquidation preference of any such class or series. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the Registrant’s outstanding voting stock. The Registrant has no current plans to issue any additional preferred stock.
Series A Preferred Stock
     On January 10, 2006, the Registrant, ORBIMAGE SI Opco Inc., a Delaware corporation and a wholly-owned indirect subsidiary of the Registrant, and ORBIMAGE SI Holdco Inc., a Delaware corporation and a wholly-owned direct subsidiary of the Registrant, entered into a Credit Agreement (the “SI Credit Agreement”) with the lenders named therein, Credit Suisse, Cayman Islands Branch, as administrative agent, and The Bank of New York, as collateral agent. In connection with the SI Credit Agreement, the Registrant established the Series A Preferred Stock pursuant to the Certificate of Designation, entered into a Preferred Stock Purchase Agreement, dated as of January 10, 2006 among the Registrant and the lenders under the SI Credit Agreement (the “Preferred Stock Purchase Agreement”), and issued 1,000 shares of Series A Preferred Stock to the lenders under the Credit Agreement pursuant to the Preferred Stock Purchase Agreement. Each share of Series A Preferred Stock initially had a liquidation preference of $0.01 per share and will mature and be redeemable only when all Senior Credit Obligations (as defined in the SI Credit Agreement) have been paid in full.
     Following an event of default under the SI Credit Agreement, a majority of the lenders under the Credit Agreement will have the right to elect for the aggregate liquidation preference of the Series A Preferred Stock to increase to an amount equal to the Senior Credit Obligations (as defined in the SI Credit Agreement). Following the date of such an election (the “Trigger Date”), dividends will accrue on the liquidation preference of the Series A Preferred Stock at a rate per annum equal to 15 percent of the liquidation preference, payable quarterly, which the

Registrant may elect to capitalize and add to the liquidation preference of the Series A Preferred Stock. After the Trigger Date, the liquidation preference of the Series A Preferred Stock (reduced to the extent of certain payments or recoveries made to the lenders under the SI Credit Agreement) will be redeemable at the option of the Registrant at a premium to the liquidation preference, if redeemed between January 10, 2008 and January 9, 2010, or at 100 percent of the liquidation preference thereafter. In addition, after the Trigger Date, the Registrant will be required to redeem Series A Preferred Stock with up to 75 percent of its free cash flow (as defined in the Indenture identifed below) semi-annually, to the extent that such a redemption would be permitted by the terms of its Senior Secured Floating Rate Notes due 2012 (the “Notes”) and to the extent that such free cash flow was not used to redeem notes as required under the Indenture governing the Notes (the “Indenture”). After the Trigger Date, the Series A Preferred Stock will mature on the later of August 1, 2010, or the earliest date on which the Registrant is permitted to redeem the Series A Preferred Stock under the Indenture.
     As additional consideration to the lenders under the SI Credit Agreement for making the loans thereunder, the Registrant issued to the lenders, at no additional cost to the lenders, warrants to purchase 500,000 shares of the Registrant’s common stock for an exercise price of $15 per share (the “Warrants”). The Warrants expire the later of (x) January 10, 2009 and (y) the six month anniversary of the earlier of (i) the payment in full of all Senior Credit Obligations under the SI Credit Agreement and (ii) the redemption of all outstanding shares of Series A Preferred Stock. The Warrants were issued pursuant to a Warrant Agreement, dated as of January 10, 2006, between the Registrant and The Bank of New York, as warrant agent (the “Warrant Agreement”). The Warrants and the Warrant Agreement provide for anti-dilution rights, subject to certain exceptions, with respect to any issuances of common stock below market value, and provide for demand and “piggy-back” registration rights.
     The consent of the holders of record of a majority of Series A Preferred Stock shares outstanding is required for the Registrant to take any action (including by merger, consolidation or statutory share exchange with any other corporation or entity) to amend, alter or repeal any of the provisions of the Certificate of Designation or Certificate of Incorporation so as to affect adversely any preference or any relative or other right given to the Series A Preferred Stock holders thereunder. In addition, the Registrant may not reduce the amount of liquidation preference of any share of Series A Preferred Stock, reduce the amount of dividends that the holder of such share is entitled to receive, or otherwise affect the voting rights of such share without the consent of the holder of such share.
Item 2. Exhibits.
     Under the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed, because no other securities of the Registrant are registered on The Nasdaq Stock Market LLC, and the securities registered hereby are not being registered pursuant to Section 12(g) of the Exchange Act.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Exchange Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ORBIMAGE HOLDINGS INC.
Date: September 12, 2006	By:	/s/ William L. Warren
William L. Warren Vice President, General Counsel and Corporate Secretary